UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

In the Matter of SCANA Corporation	CERTIFICATE PURSUANT TO RULE
(File No. 70-10087)	24 UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

This Certificate of Notification is filed by SCANA Corporation (SCANA), a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA’s Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 12, 2003, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period April 1, 2005 through June 30, 2005. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1.	SCANA Common Stock sold during the quarter:

None

2.	SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

Options to purchase 89,322 shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan, 149,527 shares of SCANA common stock were issued pursuant to the SCANA Investor Plus Plan, and 321,730 shares of SCANA common stock were issued pursuant to employee benefit plans.

3.	SCANA Common Stock transferred to a seller of securities of a company being acquired:
None

4.	SCANA guarantees issued during the quarter:

The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied. The guarantees are issued in order to facilitate the energy purchasing activities of SCANA and its subsidiaries.

SCANA issued a guarantee to Chevron Natural Gas for SCANA Energy Marketing, Inc. (SEMI) in the amount of $7.0 million.

SCANA issued a guarantee to Cinergy Marketing & Trading, LLC for South Carolina Pipeline Corporation (SCPC) in the amount of $17.0 million.

SCANA issued a guarantee to Transcontinental Gas Pipe Line Corporation for SEMI in the amount of $4.0 million.

SCANA issued a guarantee to Sequent Energy Management, L. P. for SCPC in the amount of $10.0 million.

SCANA decreased the guarantee amount on a previous guarantee issued to Cinergy Marketing & Trading, LLC for SEMI from $30.0 million to $6.0 million.

SCANA increased the guarantee amount on a previous guarantee issued to Progress Ventures, Inc. for SEMI from $0.5 million to $1.5 million.

In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $600 million as authorized in the Order.

5.	The amount and terms of any financings consummated by any utility or Intermediate Subsidiary, including short-term debt by SCANA and the issuance of any other securities during the quarter:

A.	Utility Subsidiary short-term debt issuances:

See Exhibit C-2 for Utility Money Pool activity.

South Carolina Electric & Gas Company:

Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $86.1 million, at interest rates ranging from 2.84% to 3.33%.

The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any time during the period was $350.0 million.

Public Service Company of North Carolina, Incorporated:

None

The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any time during the period was $2.5 million.

South Carolina Generating Company, Incorporated.:

None

B.	Public Service Company of North Carolina, Incorporated long-term debt issuances not exempt under Rule 52:

PSNC’s existing Five Year Credit Agreement which was to expire on June 15, 2009, was replaced by a new Five Year Credit Agreement that will expire on June 15, 2010. The principal amount of the credit agreement is $125 million in Promissory Notes with the following persons.

Wachovia Bank, National Association	$24.0 million
Bank of America, N.A.	$24.0 million
The Bank of New York	$16.4 million
Branch Banking and Trust Co. of South Carolina	$16.4 million
UBS Loan Finance LLC	$12.5 million
SunTrust Bank	$9.6 million
Credit Suisse First Boston, Cayman Island Branch	$9.6 million
The National Bank of South Carolina	$6.7 million
Carolina First Bank	$4.8 million
South Carolina Bank and Trust, N.A.	$1.0 million

C.	South Carolina Generating Company, Inc. long-term debt issuances not exempt under Rule 52:

None

D.	SCANA debt issuances:

None

E.	Debt issuances by Intermediate Subsidiaries:

None

6.	Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter:

None

7.	Nonutility subsidiary financings consummated during the quarter that are not exempt under Rule 52:

None

8.	Hedge Instruments or Anticipatory Hedges entered into during the quarter:

None

9.	Investments in Intermediate or Financing Subsidiaries during the quarter:

None

10.	Forms U-6B-2 filed with the Commission during the quarter:

None

11.	Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter:

SCANA Consolidated Balance Sheet (Exhibit A-1).

South Carolina Electric & Gas Company Balance Sheet (Exhibit A-2).

Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit A-3).
South Carolina Generating Company, Incorporated Balance Sheet ( Exhibit A-4).

12.	Capital Structures of SCANA and each Utility Subsidiary:

See Exhibit Index

13.	Maximum borrowings from and loans to the Utility Money Pool and the Nonutility Money Pool and the interest rate applied during the quarter:

See Exhibit Index

14.	Dividends paid by Nonutility subsidiaries out of capital or unearned surplus:

None

15.	Development or Administrative activities conducted by SCANA and its subsidiaries during the quarter:

None

16.	Internal reorganization of subsidiaries during the quarter:

None

17.	Information related to the allocation of the holding Company’s Federal income tax liability:

N/A

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA Corporation
Registrant

By:	/s/James E. Swan, IV

James E. Swan, IV
(Name)

Controller
(Title)
Dated: August 23, 2005

EXHIBITS

A-1	Balance Sheet for SCANA Corporation as of June 30, 2005 (Filed herewith)
A-2	Balance Sheet for South Carolina Electric & Gas Company as of June 30, 2005 (Filed herewith)
A-3	Balance Sheet for Public Service Company of North Carolina, Incorporated as of June 30, 2005 (Filed herewith)
A-4	Balance Sheet for South Carolina Generating Company, Incorporated as of June 30, 2005 (Filed herewith)
B	Capital Structures of SCANA and each Utility Subsidiary (Filed herewith)
C-1	Nonutility Money Pool Activity for the quarter ended June 30, 2005
C-2	Utility Money Pool Activity for the quarter ended June 30, 2005

                                      Exhibit A-1

SCANA CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

June 30,
Millions of dollars	2005
Assets
Utility Plant In Service	$8,753
Accumulated depreciation and amortization	(2,562)
6,191
Construction work in progress	177
Nuclear fuel, net of accumulated amortization	38
Acquisition adjustments	230
Utility Plant, Net	6,636

Nonutility Property and Investments:
Nonutility property, net of accumulated depreciation of $57	103
Assets held in trust, net - nuclear decommissioning	52
Investments	60
Nonutility Property and Investments, Net	215

Current Assets:
Cash and cash equivalents	146
Receivables, net of allowance for uncollectible accounts of $23	544
Receivables - affiliated companies	23
Inventories (at average cost):
Fuel	177
Materials and supplies	73
Emission allowances	36
Prepayments and other	54
Total Current Assets	1,053

Deferred Debits:
Environmental	25
Pension asset, net	294
Other regulatory assets	378
Other	160
Total Deferred Debits	857
Total	$8,761

June 30,
Millions of dollars	2005
Capitalization and Liabilities

Shareholders’ Investment:
Common equity	$2,560
Preferred stock (Not subject to purchase or sinking funds)	106
Total Shareholders’ Investment	2,666
Preferred Stock, net (Subject to purchase or sinking funds)	8
Long-Term Debt, net	3,072
Total Capitalization	5,746

Current Liabilities:
Short-term borrowings	446
Current portion of long-term debt	54
Accounts payable	227
Accounts payable - affiliated companies	23
Customer deposits	50
Taxes accrued	67
Interest accrued	52
Dividends declared	47
Other	92
Total Current Liabilities	1,058

Deferred Credits:
Deferred income taxes, net	859
Deferred investment tax credits	120
Asset retirement obligation - nuclear plant	128
Other asset retirement obligations	467
Postretirement benefits	145
Other regulatory liabilities	107
Other	131
Total Deferred Credits	1,957

Commitments and Contingencies	-
Total	$8,761

                              Exhibit A-2

SOUTH CAROLINA ELECTRIC & GAS COMPANY
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

June 30,
Millions of dollars	2005
Assets
Utility Plant In Service	$7,483
Accumulated depreciation and amortization	(2,172)
5,311
Construction work in progress	157
Nuclear fuel, net of accumulated amortization	38
Utility Plant, Net	5,506

Nonutility Property and Investments:
Nonutility property, net of accumulated depreciation	26
Assets held in trust, net - nuclear decommissioning	52
Investments	6
Nonutility Property and Investments, Net	84

Current Assets:
Cash and cash equivalents	17
Receivables, net of allowance for uncollected accounts of $2	306
Receivables - affiliated companies	33
Inventories (at average cost):
Fuel	62
Materials and supplies	66
Emission allowances	36
Prepayments and other	26
Total Current Assets	546

Deferred Debits:
Environmental	14
Pension asset, net	294
Due from affiliates - pension and postretirement benefits	23
Other regulatory assets	367
Other	138
Total Deferred Debits	836
Total	$6,972

June 30,
Millions of dollars	2005
Capitalization and Liabilities

Shareholders’ Investment:
Common equity	$2,238
Preferred stock (Not subject to purchase or sinking funds)	106
Total Shareholders’ Investment	2,344
Preferred Stock, net (Subject to purchase or sinking funds)	8
Long-Term Debt, net	1,975
Total Capitalization	4,327

Minority Interest	81

Current Liabilities:
Short-term borrowings	446
Current portion of long-term debt	48
Accounts payable	77
Accounts payable - affiliated companies	94
Customer deposits	27
Taxes accrued	87
Interest accrued	34
Dividends declared	40
Other	50
Total Current Liabilities	903

Deferred Credits:
Deferred income taxes, net	721
Deferred investment tax credits	119
Asset retirement obligation - nuclear plant	128
Other asset retirement obligations	376
Due to affiliates - pension and postretirement benefits	13
Postretirement benefits	145
Other regulatory liabilities	91
Other	68
Total Deferred Credits	1,661
Commitments and Contingencies	-
Total	$6,972

                                                                                                                                                        Exhibit A-3

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

June 30,
Millions of dollars	2005
Assets
Gas Utility Plant	$971
Accumulated depreciation	(274)
Acquisition adjustment	210
Gas Utility Plant, Net	907
Nonutility Property and Investments, Net	27
Current Assets:
Cash and cash equivalents	28
Restricted cash and temporary investments	-
Receivables, net of allowance for uncollectible accounts of $3	44
Receivables-affiliated companies	3
Inventories (at average cost):
Stored gas	55
Materials and supplies	5
Prepayments	1
Deferred income taxes, net	4
Other	-
Total Current Assets	140
Deferred Debits:
Due from affiliate-pension asset	11
Regulatory assets	15
Other	5
Total Deferred Debits	31
Total	$1,105

June 30,
Millions of dollars	2005

Capitalization and Liabilities
Capitalization:
Common equity	$531
Long-term debt, net	270
Total Capitalization	801
Current Liabilities:
Short-term borrowings	-
Current portion of long-term debt	3
Accounts payable	27
Accounts payable-affiliated companies	7
Customer deposits	8
Taxes accrued	2
Interest accrued	6
Distributions/dividends declared	4
Other	6
Total Current Liabilities	63
Deferred Credits:
Deferred income taxes, net	105
Deferred investment tax credits	1
Due to affiliate-postretirement benefits	19
Other regulatory liabilities	15
Asset retirement obligations	88
Other	13
Total Deferred Credits	241
Commitments and Contingencies	-
Total	$1,105

                         Exhibit A-4

SOUTH CAROLINA GENERATING COMPANY, INCORPORATED
CONDENSED BALANCE SHEET
(Unaudited)

June 30,
Millions of dollars	2005
Assets
Utility Plant In Service	$394
Accumulated depreciation and amortization	(131)
263
Construction work in progress	1
Utility Plant, Net	264

Current Assets:
Cash and cash equivalents	8
Receivables - affiliated companies	23
Inventories (at average cost):
Fuel	11
Materials and supplies	2
Prepayments	4
Total Current Assets	48

Deferred Debits:
Other regulatory assets	10
Other	1
Total Deferred Debits	11
Total	$323

June 30,
Millions of dollars	2005
Capitalization and Liabilities

Shareholders’ Investment:
Common equity	$81
Long-Term Debt, net	162
Total Capitalization	243

Current Liabilities:
Current portion of long-term debt	4
Accounts payable	8
Taxes accrued	2
Interest accrued	1
Dividends declared	1
Total Current Liabilities	16

Deferred Credits:
Deferred income taxes, net	56
Deferred investment tax credits	5
Other regulatory liabilities	3
Total Deferred Credits	64
Commitments and Contingencies	-
Total	$323

Exhibit B
SCANA Corporation
Consolidated Capital Structure
June 30, 2005
(Dollars in Millions)

		% of Total
	Actual	Capitalization

Common equity	$2,560	41.0%

Preferred stock	$114	1.8%

Debt (long and short-term)	$3,572	57.2%

Total	$6,246	100.0%

South Carolina Electric & Gas Company
Consolidated Capital Structure
June 30, 2005
(Dollars in Millions)

		% of Total
	Actual	Capitalization

Common equity	$2,238	46.4%

Preferred stock	$114	2.4%

Debt (long and short-term)	$2,469	51.2%

Total	$4,821	100.0%

Public Service Company of North Carolina, Incorporated
Consolidated Capital Structure
June 30, 2005
(Dollars in Millions)

		% of Total
	Actual	Capitalization

Common equity	$531	66.0%

Debt (long and short-term)	$273	34.0%

Total	$804	100.0%

South Carolina Generating Company, Incorporated
Capital Structure
June 30, 2005
(Dollars in Millions)

		% of Total
	Actual	Capitalization

Common equity	$81	32.8%

Debt (long and short-term)	$166	67.2%

Total	$247	100.0%

				Exhibit C-1

Nonutility Money Pool Activity
For the quarter ended June 30, 2005

	Aggregate Borrowings	Aggregate Receipts	Aggregate Contributions	Aggregate Withdrawals
	During the	During the	During the	During the
Company Receiving Advances	Period (1) (2)	Period	Period (2)	Period

ServiceCare, Inc.	-	-	1,850,000	1,100,000
South Carolina Pipeline Corporation	-	-	137,000,000	114,700,000
SCANA Energy Marketing, Inc.	192,740,000	221,258,000	114,197,000	141,197,000
SCANA Services, Inc.	94,600,000	94,688,000	-	-
SCG Pipeline, Inc.	-	-	1,000,000	500,000
SCANA Communications, Inc.	-	-	-	67,200,000

(1) Due on demand
(2) Interest rate at end of quarter: 3.003%

				Exhibit C-2

Utility Money Pool Activity
For the quarter ended June 30, 2005

	Aggregate Borrowings	Aggregate Receipts	Aggregate Contributions	Aggregate Withdrawals
	During the	During the	During the	During the
Company Receiving Advances	Period (1) (2)	Period	Period (2)	Period

South Carolina Generating Company, Inc.	-	-	6,000,000	-
South Carolina Electric & Gas Co.	34,100,000	24,600,000	-	-

(1) Due on demand
(2) Interest rate at end of quarter: 3.003%